UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 333-259881

KANDI TECHNOLOGIES GROUP, INC
(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Kandi Technologies Group, Inc., a British Virgin Islands company (the “Company”) furnishes under the cover of Form 6-K its financial results for the six months ended June 30, 2025:

Six Months 2025 Financial Focus

●	Six-month revenues of $36.3 million slipped 39.3% year-over-year.

●	Six-month revenue from off-road vehicles and associated parts decreased by 37.0% year-over-year to $34.0 million, compared to $54.0 million in the same period of 2024.

●	Six-month net income was $1.7 million, or $0.02 income per fully diluted share, compared to a net income of $2.4 million, or $0.03 income per fully diluted share for the same period of 2024.

●	Solid financial standing with $257 million in cash and cash equivalents, restricted cash and certificate of deposit as of June 30, 2025.

H1 2025 Key Financial Results

Net Revenues and Gross Profit (in USD millions)

	H1 2025	H1 2024	Y-o-Y%
Net Revenues	$36.3	$59.8	-39.3%
Gross Profit	$16.4	$19.0	-13.6%
Gross Margin%	45.2%	31.7%	-

●	Net revenues in the first half of 2025 were $36.3 million compared to $59.8 million in the same period of 2024, representing a decrease of 39.3%, mainly due to a decrease in sales of off-road vehicles and EV products compared to the prior period.

●	Cost of goods sold in the first half of 2025 was $19.9 million compared to $40.9 million in the same period of 2024, representing a decrease of 51.3%. The decrease was primarily due to the corresponding decrease in sales.

●	Gross profit in the first half of 2025 was $16.4 million, compared to $19.0 million in the same period of 2024, representing a decrease of 13.6%. The overall gross margin for the first half was 45.2%, compared to 31.7% in the same period of 2024, reflecting the impact of the product mix and the regional revenue shift, as well as larger sales of impaired inventory compared to prior year which generated a larger margin.

Operating Loss (in USD millions)

	H1 2025	H1 2024	Y-o-Y%
Operating Expenses	$(18.3)	$(23.3)	-21.4%
Loss from Operations	$(1.9)	$(4.4)	-55.6%
Operating Margin%	-5.3%	-7.3%	-

●	Research and development expenses totaled $2.5 million for the first half of 2025, representing an increase of 48.5% compared to $1.7 million for the same period in 2024. The increase was mainly due to a research and development project for battery products conducted in the current period.

●	Selling and distribution expenses totaled $4.5 million for the first half of 2025, representing a decrease of 35.8% compared to $7.0 million for the same period in 2024. The decrease in selling and distribution expenses was in line with the scale of decease in revenue.

●	General and administrative expenses totaled $11.3 million for the first half of 2025, representing a decrease of 22.6% compared to $14.6 million for the same period in 2024. The decrease was mainly due to reduced depreciation expenses in the current period, driven by a one-time asset impairment recorded at the end of 2024, as well as reduced stock compensation expenses incurred in current period compared to prior period.

Net Income (in USD millions)

	H1 2025	H1 2024	Y-o-Y%
Net Income	$1.7	$2.4	-28.7%
Net Income per Share, Basic and Diluted	$0.02	$0.03	-
Net Income attributable to Kandi	$1.7	$2.3	-25.5%
Net Income attributable to Kandi per Share, Basic and Diluted	$0.02	$0.03	-

Net income was $1.7 million for the first half of 2025, representing a decrease of 28.7% compared to $2.4 million for the same period in 2024. The decrease was mainly due to the decrease in net revenue, as well as loss from long-term investment incurred during the current period.

Balance Sheet (in USD millions)

●	Working capital was $237.8 million as of June 30, 2025.

- Tables Below -

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(All amounts in thousands)

	June 30, 2025	December 31, 2024
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$32,247	$37,308
Restricted cash	71,040	83,530
Certificate of deposit	153,486	5,481
Accounts receivable	10,815	26,463
Inventories	45,216	51,268
Notes receivable	-	346
Other receivables	6,160	144,721
Prepayments and prepaid expense	4,500	4,968
Advances to suppliers	741	562
TOTAL CURRENT ASSETS	324,205	354,647

NON-CURRENT ASSETS
Property, plant and equipment, net	62,381	63,504
Intangible assets, net	3,285	3,893
Land use rights, net	2,592	2,587
Deferred tax assets	6,492	6,497
Long-term investment	1,956	1,413
Goodwill	31,649	31,182
Other long-term assets	10,787	10,173
TOTAL NON-CURRENT ASSETS	119,142	119,249

TOTAL ASSETS	$443,347	$473,896

CURRENT LIABILITIES
Accounts payable	$14,388	$25,476
Other payables and accrued expenses	5,051	8,544
Short-term loans	37,385	37,529
Notes payable	23,536	41,621
Income tax payable	709	1,431
Advance receipts	109	-
Other current liabilities	5,217	5,795
TOTAL CURRENT LIABILITIES	86,395	120,396

NON-CURRENT LIABILITIES
Long-term loans	-	5,707
Deferred taxes liability	547	525
Other long-term liabilities	453	641
TOTAL NON-CURRENT LIABILITIES	1,000	6,873

TOTAL LIABILITIES	87,395	127,269

STOCKHOLDER'S EQUITY
Kandi technologies group, inc. stockholders' equity	354,050	344,697
Non-controlling interests	1,902	1,930
TOTAL STOCKHOLDERS' EQUITY	355,952	346,627

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$443,347	$473,896

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(All amounts in thousands, except for share and per share data)

	Six Months Ended
	June 30, 2025	June 30, 2024

REVENUES, NET	$36,291	$59,825

COST OF GOODS SOLD	(19,904)	(40,858)

GROSS PROFIT	16,387	18,967

OPERATING EXPENSE:
Research and development	(2,504)	(1,685)
Selling and marketing	(4,505)	(7,023)
General and administrative	(11,310)	(14,612)
TOTAL OPERATING EXPENSE	(18,319)	(23,320)

LOSS FROM OPERATIONS	(1,932)	(4,353)

OTHER INCOME (EXPENSE):
Interest income	4,334	3,633
Interest expense	(1,100)	(965)
Change in fair value of contingent consideration	-	936
Government grants	1,099	1,051
Other (loss) income, net	(853)	2,525
TOTAL OTHER INCOME, NET	3,480	7,180

INCOME BEFORE INCOME TAXES	1,548	2,827

INCOME TAX BENEFIT (EXPENSE)	147	(449)

NET INCOME	1,695	2,378

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(29)	63

NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS	1,724	2,315

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	6,148	(9,823)

COMPREHENSIVE INCOME (LOSS)	$7,843	$(7,445)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	84,805,991	86,663,100
WEIGHTED AVERAGE SHARES OUTSTANDING DILUTED	84,805,991	87,097,274

NET INCOME PER SHARE, BASIC	$0.02	$0.03
NET INCOME PER SHARE, DILUTED	$0.02	$0.03

NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, BASIC	$0.02	$0.03
NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, DILUTED	$0.02	$0.03

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2025	Kandi Technologies Group, Inc.

	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Executive Officer